SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                             Commission File Number        33-79766

                   AAA Net Realty Fund XI, Ltd.
     (Exact name of registrant as specified in its charter)

     8 Greenway Plaza, Suite 824, Houston, Texas 77046, (713) 850-1400 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Units of limited partnership interest
          (Title of each class of securities covered by this Form)

                                     N.A.
       (Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)  [  ]           Rule 12h-3(b)(1)(ii) [  ]
   Rule 12g-4(a)(1)(ii) [  ]           Rule 12h-3(b)(2)(i)  [  ]
   Rule 12g-4(a)(2)(i)  [  ]           Rule 12h-3(b)(2)(ii) [  ]
   Rule 12g-4(a)(2)(ii) [  ]           Rule 15d-6            [X]
   Rule 12h-3(b)(1)(i)  [  ]

Approximate number of holders of record as of the certification or notice date:
                 297

   Pursuant to the requirements of the Securities Exchange Act of 1934, AAA Net Realty Fund XI, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    February 11, 1997        BY:     /s/ H. Kerr Taylor
                                       H. Kerr Taylor, General Partner